NetWire LLC

Balance Sheets

(Unaudited)

	December 31, 2023	December 31, 2022
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY	-	-
Total current liabilities		
Commitments and contingencies	-	-
Common Units, no par value;11,911,765 units issued and outstanding		
Members' equity	1,300,000	1,300,000
Accumulated deficit	(1,300,000)	(1,300,000)
Total members' equity	-	-
Total liabilities and members' equity	$ -	$ -